UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Financial Group, L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8658 Business Park Drive, Suite 200
(No. and Street)

Shreveport, (City) Louisiana (State) 71105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Craig Lewis III 318-797-0447
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 918

OATH OR AFFIRMATION

I, Thomas C. Lewis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Financial Group, L.C., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Thomas C. Lewis III
Signature

Manager
Title

Karen Ledbetter #92163
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Lewis Financial Group, L.C.

We have audited the accompanying statement of financial condition of Lewis Financial Group, L.C. as of June 30, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bradley Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 12, 2011

LEWIS FINANCIAL GROUP, L.C.
Statement of Financial Condition
June 30, 2011

Assets

Cash	$	26,802
Commissions receivable		54,086
Securities owned		20,240
Clearing deposit		10,000
TOTAL ASSETS	$	111,128

Liabilities and Members' Equity

Liabilities		
Accrued expenses	$	21,495
Members' Equity		89,633
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	111,128

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Income
June 30, 2011

Revenue	
Commissions	$ 582,027
Service fees	23,874
Total Revenue	605,901
Expenses	
Auto	4,580
Compensation and related costs	224,697
Clearing costs	8,048
Communications	10,021
Insurance	5,461
Occupancy	20,036
Promotion	15,503
Professional fees	4,000
Regulatory fees	3,507
Travel	10,818
Other expenses	4,551
Total Expenses	311,222
Income before other gain	294,679
Other gain	
Unrealized gain on securities owned	6,016
NET INCOME	$ 300,695

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Changes in Members' Equity
June 30, 2011

Members' equity, June 30, 2010	$	79,938
Net income		300,695
Members' distributions		(290,000)
Members' equity, June 30, 2011	$	89,633

See notes to financial statements.

LEWIS FINANCIAL GROUP, L.C.
Statement of Cash Flows
June 30, 2011

Cash Flows From Operating Activities:	
Net income	$ 300,695
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on securities owned	(6,016)
Change in assets and liabilities	
Increase in commissions receivable	(11,758)
Increase in accrued expenses	6,656
Net cash provided by operating activities	289,577
Cash Flows From Financing Activities:	
Distributions to members	(290,000)
Net cash used in financing activities	(290,000)
Net decrease in cash	(423)
Cash at beginning of year	27,225
CASH AT END OF YEAR	$ 26,802

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Lewis Financial Group, L.C. (Company) was formed in May 1994 as a limited liability company pursuant to the Louisiana Limited Liability Company Law. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates pursuant to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in securities and insurance sales. The majority of the Company's customers are individuals located in northwest Louisiana.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities Owned - The Company accounts for its investment in securities owned in accordance with the provisions of FASB ASC 820, which provides authoritative guidance for fair value measurements of certain financial instruments. This guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments, continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Other Financial Assets and Liabilities – Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Securities Owned

Securities owned are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer and accepted by the insurance company.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Company had net capital and net capital requirements of $49,762 and $5,000, respectively. The Company's net capital ratio was 0.43 to 1.

Note 3 - Securities Owned

Securities owned consist of 800 shares of common stock of the Nasdaq Stock Market, Inc. with a fair value of $20,240, cost of $12,800 and accumulated unrealized gains of $7,440 at June 30, 2011. The unrealized gain for the year ended June 30, 2011 was $6,016.

Note 4 - Fair Value of Financial Instruments

In accordance with FASB guidance for fair value measurements, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of June 30, 2011.

	Level 1	Level 2	Level 3	Total
Securities owned	$20,240	$ –	$ –	$20,240

There were no transfers between levels and no level 3 investments during the year.

Note 5 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker/dealer.

Note 6 - Related Party Transactions

The Company earned service fees from a related party limited partnership, totaling $23,874.

Note 7 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Subsequent Events

Capital distributions of $25,000 were made to one of the Company's members during July of 2011.

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2011, through August 12, 2011, the date which the financial statements were available to be issued.

Schedule I

LEWIS FINANCIAL GROUP, L.C.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2011

Total members' equity qualified for net capital	$ 89,633
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	35,697
Total deductions and/or charges	35,697
Net capital before haircuts on securities positions	53,936
Haircuts on securities owned:	
Securities owned	4,174
Net Capital	$ 49,762
Aggregate indebtedness	
Accrued expenses	$ 21,495
Total aggregate indebtedness	$ 21,495
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 44,762
Ratio of aggregate indebtedness to net capital	0.43 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2011 as filed by LEWIS FINANCIAL GROUP, L.C. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028

972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Lewis Financial Group, L.C.

In planning and performing our audit of the financial statements of Lewis Financial Group, L.C. (the Company), as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 12, 2011

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Lewis Financial Group, L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Amended Schedule of Assessment and Payments [General Assessment Reconciliation (Amended Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Lewis Financial Group, L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lewis Financial Group, L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lewis Financial Group, L.C.'s management is responsible for the Lewis Financial Group, L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2011, with the amounts reported in Amended Form SIPC-7 for the year ended June 30, 2011 noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Amended Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 12, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation AMENDED

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

04793 FINRA JUN
Lewis Financial Group, L.C.
8658 Business Park Drive STE 200
Shreveport, LA 71105-5660

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas C. Lewis 318-797-0447

2. A. General Assessment (item 2e from page 2)		$ 2.00
B. Less payment made with SIPC-6 filed (exclude interest) 1/26/11 Date Paid		(2.00)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		0.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lewis Financial Group, L.C.
(Name of Corporation, Partnership or other organization)

Thomas C. Lewis
(Authorized Signature)

Dated the 11 day of August, 20 11.

Managing Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 2010
and ending 6/30, 2011
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 611,917
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		581,424
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		6,016
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Service Fee		23,874
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		611,314
2d. SIPC Net Operating Revenues		$ 603
2e. General Assessment @ .0025		$ 2

(to page 1, line 2.A.)